EXHIBIT 4.1 (e)
AMENDMENT NO. 3 TO
FARM BUREAU 401(k) SAVINGS PLAN (“Plan”)
(As restated and executed on January 25, 2002)
This amendment, entered into as of this 9th day of January, 2003, shall be effective as of the January 1, 2003.
The attached page 15 to the Adoption Agreement is hereby substituted in place of page 15 that was in effect prior to January 1, 2003. This amendment serves to change the age for authorized distributions prior to separation from service from age 65 to age 59 1/2 with respect to the various Participant accounts in the Plan as identified in items (1), (m), and (n) on page 15.
IOWA FARM BUREAU FEDERATION, Plan Sponsor

By:	/s/ Craig A. Lang President
WELLS FARGO BANK MINNESOTA, N.A., Trustee

By:	/s/ Mary Stoecker Relationship Manager, VP